UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________

Commission File Number _____________

OSISKO GOLD ROYALTIES LTD
(Exact name of registrant as specified in its charter)

Quebec, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

1100 avenue des Canadiens-de-Montréal
Suite 300, Montreal, Québec
H3B 2S2
(Address and telephone number of registrant’s principal executive offices)

     CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 590-9070
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  [   ]     No  [ X ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  [   ]     No  [   ]

FORWARD LOOKING STATEMENTS

Certain statements contained in this Registration Statement on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”) may be deemed “forward-looking statements” within the meaning of applicable securities laws. All statements in this Form 40-F, other than statements of historical fact, that address future events, developments or performance that the Registrant expects to occur including management’s expectations regarding the Registrant’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of the Registrant, and the growth of and the benefits deriving from its portfolio of investments. Although the Registrant believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by the Registrant; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Registrant holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which the Registrant holds a royalty, influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Registrant; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which the Registrant holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Registrant holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which the Registrant holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which the Registrant holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this Form 40-F are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which the Registrant holds a royalty or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which the Registrant holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although the Registrant has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and the Registrant’s general expectations concerning the mining industry are based on estimates prepared by the Registrant using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Registrant believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Registrant is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on forward-looking statements. The Registrant undertakes no obligation to update any of the forward-looking statements in this Form 40-F, except as required by law. Unless otherwise indicated, these statements are made as of the date of this Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

 The Registrant is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the Commission’s Industry Guide 7 (“Guide 7”). This Form 40-F includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission. The Registrant also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the Commission and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the Commission. As such, certain information contained in this Form 40-F concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.27(b), as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The disclosure provided under “Description of Capital Structure” on page 59 of Exhibit 99.5, Annual Information Form for the Fiscal Year Ended December 31, 2015, is incorporated by reference herein

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 24 of Exhibit 99.7, Management’s Discussion & Analysis for the Fiscal Year Ended December 31, 2015, is incorporated by reference herein.

UNDERTAKINGS

 The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO GOLD ROYALTIES LTD

/s/ André Le Bel
Name: André Le Bel
Title: Vice President, Legal Affairs and Corporate Secretary

Date: June 27, 2016

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents

99.1

First Amending Agreement dated as of December 23, 2015 to the Credit Agreement dated as of November 21, 2014 among Osisko Gold Royalties Ltd, National Bank of Canada, Bank of Montreal and National Bank Financial Markets

99.2	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2016

99.3	Management’s Discussion and Analysis for the three months ended March 31, 2016

99.4	Management Information Circular dated March 30, 2016

99.5	Annual Information Form for the fiscal year ended December 31, 2015

99.6	Consolidated Financial Statements for the years ended December 31, 2015 and 2014

99.7	Management’s Discussion and Analysis for the year ended December 31, 2015

99.8	Material Change Report dated March 7, 2016

99.9	Warrant Indenture Agreement, dated as of February 26, 2016

99.10	Material Change Report dated February 22, 2016

99.11	Subscription Agreement dated February 12, 2016

99.12	Material Change Report dated February 18, 2016

99.13	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2015

99.14	Management's Discussion and Analysis for the three and nine months ended September 30, 2015

99.15	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2015

99.16	Management's Discussion and Analysis for the three and six months ended June 30, 2015

99.17	Management Information Circular dated May 22, 2015

99.18	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2015

99.19	Management's Discussion and Analysis for the three months ended March 31, 2015

99.20	Annual Information Form for the fiscal year ended December 31, 2014

99.21	Canadian Malartic Net Smelter Return Royalty Agreement (Amended and Restated) dated June 16, 2014, between Osisko Gold Royalties Ltd and Canadian Malartic GP

99.22	Credit Agreement dated as of November 21, 2014, among Osisko Gold Royalties Ltd, National Bank of Canada and National Bank Financial Inc.

99.23	Royalty Agreement dated as of March 31, 2006, among Goldcorp Inc., Virginia Gold Mines Inc. and Virginia Mines Inc.

99.24	Management’s Discussion and Analysis for the year ended December 31, 2014

99.25	Consolidated Financial Statements for the years ended December 31, 2014 and 2013

99.26	Warrant Indenture dated as of February 18, 2015, between Osisko Gold Royalties Ltd and CST Trust Company

99.27	Business Acquisition Report dated February 18, 2015

99.27(a)	Consolidated Financial Statements of Virginia Mines Inc. as at February 28, 2014 and 2013 and for each of the years then ended

99.27(b)	Unaudited Condensed Interim Consolidated Financial Statements of Virginia Mines Inc. for the three-month and nine-month periods ended on November 30, 2014 and 2013

99.28	Consent of PricewaterhouseCoopers LLP concerning Osisko Gold Royalties Ltd financial statements

99.29	Consent of PricewaterhouseCoopers LLP concerning Virginia Mines Inc. financial statements

99.30	Consent of Luc Lessard, Eng.

99.31	Consent of Paul Archer, M.Sc., Eng.

99.32	Consent of John Burzynski, P.Geo.